November 16, 2022

Via EDGAR

United States Securities and Exchange Commission,
Division of Corporation Finance, Office of Energy and Transportation,
100 F. Street, N.E.,
Washington, D.C. 20549,
United States.

Re:	Tankco Shipping Inc. Amendment No. 1 to Draft Registration Statement on Form 20-F Submitted on October 13, 2022 CIK No. 0001941131

Ladies and Gentlemen:

On behalf of our client, Castor Maritime Inc. (“Castor”), parent corporation to its wholly owned subsidiary, Toro Corp. (previously “Tankco Shipping Inc.” and referred to herein as “Toro” or the “Company”), we wish to inform you that Toro has publicly filed a revised version of the above-referenced Registration Statement on Form 20-F (the “Revised Registration Statement”).  The Revised Registration Statement reflects the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 31, 2022 (the “Comment Letter”), as well as certain updated, revised and supplemental information.

The headings and numbered items of this letter correspond to those in the Comment Letter.  For your convenience, each of the comments from the Comment Letter is restated in bold type prior to the Company’s response.  The page numbers in the Company’s responses refer to the page numbers in the Revised Registration Statement.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Revised Registration Statement.

The responses to the Staff’s comments set forth below, as well as the changes in disclosure referenced in the responses, are the responses and changes of Toro, and we are providing them to you on its behalf.

Risk Factors

Our articles of incorporation contain exclusive forum provisions..., page 20

1.
We note your disclosure that your Articles of Incorporation provide exclusive forum provisions. We also note that your Form of Amended & Restated Articles of Incorporation filed as Exhibit 1.1 do not contain an exclusive forum provision. Please revise your filing to reconcile these disclosures.

Response:  The Company has updated the discussion on pages 29 - 30 and 82 of the Revised Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission, Division of Corporation Finance, Office of Energy and Transportation	-2-

Exhibits

2.
We note that in your Form of Amended and Restated Bylaws filed as Exhibit 1.2 that Section 1 of your forum selection provision in Article XI identifies the High Court of the Republic of the Marshall Islands as the exclusive forum for certain litigation, including for any "Specified Claim” that includes any "derivative action." In Section 2 of Article XI, you further disclose that the sole and exclusive forum for any claim arising under the Securities Act or the Exchange Act and any rule or regulation promulgated thereunder and "not constituting a Specified Claim subject to Section 1 of this Article XI" shall be the United States District Court for the Southern District of New York (or if such court does not have jurisdiction over such claim, any other federal district court of the United States). Please clarify if for Section 2 of Article XI to apply, any claim must both arise under the Securities Act or the Exchange Act and not constitute any "Specified Claim" including being any "derivative action." In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response:  The Company confirms that in order for Section 2 of Article XI of the Company’s Amended and Restated Bylaws to apply, a claim must both arise under the Securities Act or the Exchange Act and not constitute any “Specified Claim”, including being any derivative action. The Company acknowledges that recent case law has produced mixed guidance regarding the interaction between an exclusive forum clause and the jurisdictional clauses set out at Section 27 of the Securities Act of 1934, as amended, and Section 22 of the Securities Act of 1933, as amended, particularly as relates to derivative claims. While the Company intends to enforce the exclusive forum provision contained in its Bylaws to the maximum extent permitted by law, it therefore acknowledges that these provisions may be found unenforceable in whole or in part.  The Company has supplemented its disclosure to this effect on pages 29 - 30 of the Revised Registration Statement.

* * * * *

United States Securities and Exchange Commission, Division of Corporation Finance, Office of Energy and Transportation	-3-

If you have additional questions or require any additional information with respect to the registration statement or this letter, please do not hesitate to contact me at +44 20 7959 8470 or andronikosn@sullcrom.com.

Very truly yours,

/s/ Nikolaos G. Andronikos
Nikolaos G. Andronikos

CC:	Cheryl Brown Kevin Dougherty Brian McAllister Raj Rajan (Securities and Exchange Commission) Theodore Konstantatos Petros Panagiotidis Ioannis Lazaridis (Toro Corp.)